EXHIBIT 5

Coca-Cola Enterprises Inc.

John R. Parker, Jr. Senior Vice President and General Counsel	P. O. Box 723040 Atlanta, GA 31139-0040 770 989-3169 770 989-3528 Fax

March 2, 2000

Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, Georgia 30339

Re: Form S-8 Registration Statement of Coca-Cola Enterprises Inc.; Registration of 100,000 Shares of Common Stock, $1 par value, under the Coca-Cola Enterprises Inc. 2000 Restricted Stock Awards

Ladies and Gentlemen:

I am the Senior Vice President and General Counsel for Coca-Cola Enterprises Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the execution and filing of the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on the date hereof *(the "Registration Statement"), providing for the registration of 100,000 shares of Common Stock, $1 par value per share, of the Company (the "Shares"), issuable by the Company in connection with the Coca-Cola Enterprises Inc. 2000 Restricted Stock Awards (the "Plan"). I am rendering this opinion to you pursuant to Item 601(b)(5) of Regulation S-K.

As counsel for the Company, I am generally familiar with the corporate affairs of the Company and its subsidiaries and the terms of the Plan. In furnishing this opinion, I have examined such corporate and other records as I have deemed necessary or appropriate to provide a basis for the opinion set forth below. This opinion is given as of the date hereof and is based upon facts and conditions presently known and laws and regulations presently in effect.

On the basis of the foregoing, I am of the opinion that the Shares, when issued in accordance with the Plan, will be legally issued, fully paid and nonassessable shares of Common Stock of the Company. I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

S/ John R. Parker, Jr.